SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2015

AIXTRON SE

(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-News: AIXTRON SE: New shares from AIXTRON stock option program will be traded under separate ISIN

Herzogenrath/Germany, February 27, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, has a number of stock option programs in place that grant employees the right to purchase AIXTRON shares under certain conditions.

Under the terms of the stock option plan 2007, stock options can currently be exercised. New shares resulting from exercised options are not entitled to a dividend for fiscal year 2014 and will therefore be traded on the Frankfurt Stock Exchange under the separate ISIN DE000A14KS91 until and including the day of the Annual General Meeting 2015 on May 20, 2015.

Use of Results
AIXTRON's Executive and Supervisory Boards will propose to the shareholders' meeting that the 2014 loss should be carried forward.

Contact:
Guido Pickert Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	February 27, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO